Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	11:57 10-Dec-07
RNS Number:5502J
Wolseley PLC
10 December 2007
Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (‘PDMR’) and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director/PDMR:
Derek Harding
3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
The PDMR named above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Hargreaves Lansdown Nominees Ltd
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
n/a
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
105
8 Percentage of issued class:
0.00001%
9 Number of shares/amount of stock disposed:
nil
10 Percentage of issued class:
n/a

11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
717.92p
13 Date of transaction:
7 December 2007
14 Date Company informed:
10 December 2007
15 Total holding following this notification:
4,398
16 Total percentage holding of issued class following this notification:
0.0006%
17 Contact name for queries:
M Jenkins, Assistant Company Secretary
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
R Shoylekov
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange